EXHIBIT 99.1

Brookfield Business Corporation Reports Strong Second Quarter 2026 Results

BROOKFIELD, NEWS, July 31, 2026 (GLOBE NEWSWIRE) -- Brookfield Business Corporation (NYSE, TSX: BBUC) announced today financial results for the quarter ended June 30, 2026.

“Since the start of the year, we have generated over $1.2 billion of proceeds from asset sales and distributions, including our agreement to sell Multiplex during the quarter. These transactions delivered exceptional value, strengthening our balance sheet, allowing us to invest in the growth of our business, and supporting our consistent practice of share purchases when it is attractive to do so.” said Anuj Ranjan, CEO of Brookfield Business Corporation.

“Our approach is straightforward — we buy, build and operate high-quality industrial and services businesses. Demand for these businesses is increasing, and AI is creating real opportunities to transform them faster than ever before. Combined with our operational expertise built over decades, we are well positioned to continue generating strong returns for shareholders.”

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions (except per share amounts), unaudited	2026	2025	2026	2025
Net income attributable to Shareholders[1]	$37	$26	$77	$106
Net income per Class A Share[2]	$0.18	$0.12	$0.37	$0.50

Adjusted EBITDA[3]	$587	$591	$1,169	$1,182

Brookfield Business Corporation reported net income attributable to Shareholders for the three months ended June 30, 2026 of $37 million ($0.18 per Class A Share), compared to income of $26 million ($0.12 per Class A Share) in the prior period.

Operating Results

Our business generated strong second quarter financial results, driven by the durability of our underlying cash flows, contribution from recent acquisitions and the continued progress of our operational value creation plans. Adjusted EBITDA was $587 million during the quarter, an approximate 5% increase over the prior year, excluding the impact of acquisitions and dispositions.

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2026	2025	2026	2025
Industrials	$323	$307	$643	$611
Business Services	204	205	412	418
Infrastructure Services	96	109	186	213
Corporate	(36)	(30)	(72)	(60)
Adjusted EBITDA	$587	$591	$1,169	$1,182

Our Industrials segment generated $323 million of Adjusted EBITDA, an increase of 6% over the prior year excluding the impact of acquisitions and dispositions. Results were supported by performance at our advanced energy storage operation which continues to benefit from ongoing commercial actions and growing demand for higher-margin advanced batteries. Underpinned by its strong cash flow generation, the business repaid $500 million of debt during the quarter, further strengthening its balance sheet as it executes on a multi-billion-dollar U.S. investment program.

Business Services segment Adjusted EBITDA was $204 million, an increase of 6% over the prior year excluding the impact of acquisitions and dispositions. Our residential mortgage insurer continued to benefit from resilient first-time homebuyer demand, while losses on claims normalized as expected.

Our Infrastructure Services segment Adjusted EBITDA was $96 million. Performance at modular building leasing services and work access services was stable during the quarter. A contract penalty at a joint venture and increased investment spend more than offset revenue growth at our lottery services operation where we are accelerating strategic initiatives to drive volume growth, expand margins and execute on a strong pipeline of new commercial opportunities.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2026	2025	2026	2025
Adjusted EFO
Industrials	$222	$154	$428	$284
Business Services	118	105	243	222
Infrastructure Services	28	38	50	204
Corporate	(79)	(63)	(153)	(131)

Capital Deployment and Recycling

We continue to invest in the future growth of our business, committing over $300 million to acquire two market-leading providers of mission-critical products and services and closing our strategic investment in The OpenAI Deployment Company during the quarter.

  We agreed to acquire World Freight Company, the world’s largest global air freight services provider, which works on behalf of airlines to sell and manage their cargo capacity. The business is a vital service provider to the air freight industry, benefiting from long-term customer relationships, stable demand and a track record of consistent growth and cash flow generation. We have identified meaningful value creation opportunities through business process outsourcing, automation and the development of AI-enabled operating platforms. Brookfield Business Corporation's share of the equity investment is expected to be approximately $175 million for a 25% interest in the business. The transaction is expected to close in the third quarter of 2026.
  We reached an agreement to acquire Gregg Distributors, a leading industrial maintenance, repair and operations distributor primarily serving customers across Western Canada. The business operates in a highly fragmented market with long-standing customer relationships and recurring demand for essential industrial products. We see opportunities to improve commercial execution, procurement and technology capabilities to support long-term growth. Brookfield Business Corporation's share of the equity investment is expected to be approximately $140 million for a 30% interest in the business. The transaction is expected to close in the second half of 2026.
  We closed our previously announced investment in The OpenAI Deployment Company (“DeployCo”), a newly formed AI services platform created in partnership with OpenAI and a group of leading global investors. Our preferred equity investment provides an attractive contracted return while also providing access to OpenAI’s leading models, technology and engineering talent to accelerate the deployment of AI at scale within our own operations.

We also continue to advance our capital recycling initiatives, generating over $850 million in expected proceeds from asset sales and distributions during the quarter. Since the beginning of the year, we have generated over $1.2 billion of proceeds from capital recycling.

  During the quarter, we agreed to sell Multiplex to Obayashi Corporation, one of Japan’s largest construction companies, for approximately $650 million including approximately $530 million of cash proceeds on closing and an earn-out based on future business performance. The transaction demonstrates our strategy of monetizing legacy businesses and redeploying capital into larger-scale, higher-quality businesses more aligned with our strategy for compounding long-term value. Closing is expected in the fourth quarter of 2026.
  Altera, our offshore oil services operation, closed the previously announced sale of its Floating Production, Storage and Offloading (FPSO) operation. This is a strong outcome for one of our more challenging investments, made possible by taking a long-term view, leveraging our operational capabilities to support the business and optimize the value of its assets. Our share of proceeds from the FPSO sale, together with distributions, is approximately $240 million.
  We closed the previously announced partial sale of La Trobe Financial, our Australian asset manager and lender. Combined with distributions received to date, the transaction represents a 3x multiple of our original investment and an IRR over 35%. Our share of proceeds from the sale, together with distributions, is approximately $200 million.

Balance Sheet and Capital Allocation

Our balance sheet is strong, and, consistent with past practice, we continue to opportunistically repurchase our own shares when it is attractive to do so.

  Since launching our share buyback program in early 2025, we have repurchased over $320 million of shares, including $50 million of repurchases during the quarter. We expect to continue to allocate capital to share repurchases, supported by our strong balance sheet and the substantial proceeds we have generated from our capital recycling initiatives since the beginning of the year.
  We ended the quarter with $1.9 billion of available liquidity. Pro forma for announced and recently closed transactions, available liquidity is approximately $2.8 billion, providing significant flexibility to support our growth and capital allocation priorities.

Dividend Declaration

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per Class A Share, payable on September 29, 2026 to shareholders of record as at the close of business on August 31, 2026.

Investor Day

We look forward to hosting our Investor Day on September 29, 2026 in Toronto with presentations given by members of our senior management team.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited interim condensed consolidated financial statements contained herein.

Brookfield Business Corporation's Supplemental Information is available on our website https://bbuc.brookfield.com under Reports & Filings.

Notes:
1	Attributable to Class A subordinate voting shareholders, Class B multiple voting shareholders, and special incentive shareholders. For the periods prior to the completion of the corporate reorganization on March 27, 2026, reflects amounts previously attributable to limited partnership unitholders, redemption-exchange unitholders, exchangeable shareholders, general partnership unitholders, and special limited partnership unitholders.
2	Net income (loss) per Class A Share calculated as net income (loss) attributable to Class A shareholders divided by the weighted average number of Class A Shares outstanding for the three and six months ended June 30, 2026, which were 206.2 million and 207.0 million, respectively (June 30, 2025: 211.0 million and 213.3 million, respectively, adjusted for the corporate reorganization completed in March 2026). Comparative figures have been restated to conform to the current year's presentation.
3	Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the Corporation's economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. The Corporation's economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the Corporation determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. The Corporation believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the Corporation's operations and excludes items that the Corporation believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income (loss) to Adjusted EBITDA included in this news release.
4	Adjusted EFO is the Corporation's segment measure of profit or loss and is presented as net income and equity accounted income at the Corporation's economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The Corporation's economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the Corporation determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the Corporation's operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the Corporation's operations and that are one-time or non-recurring and not directly tied to the Corporation's operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the Corporation's operations. Adjusted EFO allows the Corporation to evaluate its segments on the basis of return on invested capital generated by its operations and allows the Corporation to evaluate the performance of its segments on a levered basis.

Brookfield Business Corporation (NYSE, TSX: BBUC) is a global owner and operator of vital industrial and business services operations. Our objective is to acquire market-leading businesses for value, execute our operational improvement plans to increase cash flows, and recycle capital to compound long-term growth. For more information, please visit https://bbuc.brookfield.com.

Brookfield Business Corporation is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

Please note that Brookfield Business Corporation's previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR and are available at https://bbuc.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645 2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts, and other interested parties can access Brookfield Business Corporation's second quarter 2026 results as well as the Supplemental Information on our website https://bbuc.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on July 31, 2026 at 10:00 a.m. Eastern Time at BBU2026Q2Webcast or participants can preregister at BBU2026Q2ConferenceCall. Upon registering, participants will be emailed a dial-in number and unique PIN. A replay of the webcast will be available at https://bbuc.brookfield.com.

	Brookfield Business Corporation Consolidated Statements of Financial Position

		As at
	US$ millions, unaudited	June 30, 2026		December 31, 2025

	Assets
	Cash and cash equivalents		$3,447		$3,546
	Financial assets		14,640		12,483
	Accounts and other receivable, net		7,121		7,725
	Inventory and other assets		8,538		4,594
	Property, plant and equipment		9,343		11,013
	Deferred income tax assets		2,117		2,083
	Intangible assets		17,955		18,513
	Equity accounted investments		2,428		2,494
	Goodwill		13,231		13,310
	Total Assets		$78,820		$75,761

	Liabilities and Equity
	Liabilities
	Corporate borrowings		$1,629		$1,325
	Accounts payable and other		16,201		14,188
	Non-recourse borrowings in subsidiaries of the Corporation		43,193		42,424
	Deferred income tax liabilities		2,358		2,513

	Equity
	Class A shareholders[1]	$5,431		$5,451
	Non-controlling interests attributable to:
	Preferred securities	740		740
	Interest of others in operating subsidiaries	9,268		9,120
			15,439		15,311
	Total Liabilities and Equity		$78,820		$75,761

Notes:
1.	For the periods prior to the completion of the corporate reorganization on March 27, 2026, reflects amounts previously attributable to limited partnership units, redemption-exchange units and exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis.

	Brookfield Business Corporation Consolidated Statements of Operating Results

		Three Months Ended June 30,		Six Months Ended June 30,
	US$ millions, unaudited	2026	2025	2026	2025

	Revenues	$6,497	$6,695	$12,933	$13,444
	Direct operating costs	(5,224)	(5,465)	(10,350)	(10,867)
	General and administrative expenses	(289)	(271)	(585)	(582)
	Interest income (expense), net	(739)	(801)	(1,505)	(1,571)
	Equity accounted income (loss)	(6)	23	5	15
	Impairment reversal (expense), net	—	(14)	5	(14)
	Gain (loss) on dispositions, net	1	6	1	220
	Other income (expense), net	(170)	(103)	(146)	(186)
	Income (loss) before income tax	70	70	358	459
	Income tax (expense) recovery
	Current	(147)	(119)	(257)	(316)
	Deferred	170	184	208	248
	Net income (loss)	$93	$135	$309	$391
	Attributable to:
	Class A shareholders[1]	$37	$26	$77	$106
	Non-controlling interests attributable to:
	Preferred securities	13	13	26	26
	Interest of others in operating subsidiaries	43	96	206	259

Notes:
1.	For the periods prior to the completion of the corporate reorganization on March 27, 2026, reflects amounts previously attributable to limited partnership units, redemption-exchange units and exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis.

Brookfield Business Corporation Reconciliation of Non-IFRS Measure

		Three Months Ended June 30, 2026
	US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate	Total

	Net income (loss)	$148	$(155)	$155	$(55)	$93

	Add or subtract the following:
	Depreciation and amortization expense	198	180	397	—	775
	Gain (loss) on dispositions, net	(1)	—	—	—	(1)
	Other income (expense), net[1]	(81)	40	208	3	170
	Income tax (expense) recovery	28	1	(43)	(9)	(23)
	Equity accounted income (loss)	(3)	(2)	11	—	6
	Interest income (expense), net	214	152	348	25	739
	Equity accounted Adjusted EBITDA[2]	34	31	36	—	101
	Amounts attributable to non-controlling interests[3]	(333)	(151)	(789)	—	(1,273)
	Adjusted EBITDA	$204	$96	$323	$(36)	$587

Notes:
1.	Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $77 million of expenses related to employee incentive payments linked to the realization of value at the Corporation’s operations, $75 million of net loss on debt modification and extinguishment, $60 million of net revaluation gains, $30 million of business separation expenses, stand-up costs and restructuring charges, $16 million of transaction costs and $32 million of other expenses.
2.	Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Corporation that is generated by our investments in associates and joint ventures accounted for using the equity method.
3.	Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

	Brookfield Business Corporation Reconciliation of Non-IFRS Measure

		Six Months Ended June 30, 2026
	US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate	Total

	Net income (loss)	$258	$(286)	$442	$(105)	$309

	Add or subtract the following:
	Depreciation and amortization expense	390	358	787	—	1,535
	Impairment reversal (expense), net	—	(5)	—	—	(5)
	Gain (loss) on dispositions, net	(1)	—	—	—	(1)
	Other income (expense), net[1]	(129)	53	214	8	146
	Income tax (expense) recovery	67	6	—	(24)	49
	Equity accounted income (loss)	(11)	(4)	10	—	(5)
	Interest income (expense), net	434	304	718	49	1,505
	Equity accounted Adjusted EBITDA[2]	67	59	62	—	188
	Amounts attributable to non-controlling interests[3]	(663)	(299)	(1,590)	—	(2,552)
	Adjusted EBITDA	$412	$186	$643	$(72)	$1,169

Notes:
1.	Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $121 million of net revaluation gains, $81 million of business separation expenses, stand-up costs and restructuring charges, $79 million of expenses related to employee incentive payments linked to the realization of value at the Corporation’s operations, $20 million of transaction costs, $9 million of net gains on debt modification and extinguishment and $96 million of other expenses.
2.	Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Corporation that is generated by our investments in associates and joint ventures accounted for using the equity method.
3.	Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation
Reconciliation of Non-IFRS Measure

		Three Months Ended June 30, 2025
	US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate	Total

	Net income (loss)	$253	$(173)	$95	$(40)	$135

	Add or subtract the following:
	Depreciation and amortization expense	208	175	384	—	767
	Impairment reversal (expense), net	—	—	14	—	14
	Gain (loss) on dispositions, net	(6)	—	—	—	(6)
	Other income (expense), net[1]	(200)	76	229	(2)	103
	Income tax (expense) recovery	9	10	(76)	(8)	(65)
	Equity accounted income (loss)	(5)	(4)	(14)	—	(23)
	Interest income (expense), net	238	142	401	20	801
	Equity accounted Adjusted EBITDA[2]	28	40	20	—	88
	Amounts attributable to non-controlling interests[3]	(320)	(157)	(746)	—	(1,223)
	Adjusted EBITDA	$205	$109	$307	$(30)	$591

Notes:
1.	Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $236 million of net gain recognized upon the deconsolidation of our healthcare services operation, $189 million of expenses related to employee incentive payments linked to the realization of value at the Corporation’s operations, $59 million of net revaluation losses, $57 million of business separation expenses, stand-up costs and restructuring charges, $19 million of net loss on debt modification and extinguishment, $3 million of transaction costs and $12 million of other expenses.
2.	Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Corporation that is generated by our investments in associates and joint ventures accounted for using the equity method.
3.	Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation Reconciliation of Non-IFRS Measure

		Six Months Ended June 30, 2025
	US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate	Total

	Net income (loss)	$253	$(17)	$240	$(85)	$391

	Add back or deduct the following:
	Depreciation and amortization expense	430	340	727	—	1,497
	Impairment reversal (expense), net	—	—	14	—	14
	Gain (loss) on dispositions, net	(6)	(214)	—	—	(220)
	Other income (expense), net[1]	(132)	(3)	322	(1)	186
	Income tax expense (recovery)	27	35	25	(19)	68
	Equity accounted income (loss)	(8)	22	(29)	—	(15)
	Interest income (expense), net	468	291	767	45	1,571
	Equity accounted Adjusted EBITDA[2]	52	73	35	—	160
	Amounts attributable to non-controlling interests[3]	(666)	(314)	(1,490)	—	(2,470)
	Adjusted EBITDA	$418	$213	$611	$(60)	$1,182

Notes:
1.	Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $236 million of net gain recognized upon the deconsolidation of our healthcare services operation, $196 million of expenses related to employee incentive payments linked to the realization of value at the Corporation’s operations, $135 million of business separation expenses, stand-up costs and restructuring charges, $125 million of unrealized gains recorded on reclassification of property, plant and equipment to finance leases at our offshore oil services, $110 million of net revaluation losses, $38 million of transaction costs, $22 million of net loss on debt modification and extinguishment and $46 million of other expenses.
2.	Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Corporation that is generated by our investments in associates and joint ventures accounted for using the equity method.
3.	Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Corporation, expected future dividends, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Corporation to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes to U.S. laws or policies, including changes in U.S. domestic economic policies and foreign trade policies and tariffs; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in the annual report for the year ended December 31, 2025 filed by Brookfield Business Corporation on Form 20-F.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of a Non-IFRS Measure

This news release contains references to a Non-IFRS measure. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Corporation and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Corporation are inclusive of its subsidiaries, controlled affiliates, and operating entities. Shareholders' results include class A subordinate voting shares, class B multiple voting shares, and special incentive shares. For the periods prior to the completion of the corporate reorganization on March 27, 2026, reflects amounts previously attributable to limited partnership unitholders, redemption-exchange unitholders, exchangeable shareholders, general partnership unitholders, and special limited partnership unitholders. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our interim report for the second quarter ended June 30, 2026 furnished on Form 6-K.